EXHIBIT 99.1

Lifeway Foods Announces Results for the Second Quarter of 2014

Second Quarter Net Sales Increase 28% to $29.6 Million

Morton Grove, IL — August 11, 2014 — Lifeway Foods, Inc., (Nasdaq: LWAY), a leading supplier of cultured dairy products known as kefir and organic kefir, today announced results for the second quarter ended June 30, 2014.

“We are pleased with our performance in the second quarter of fiscal 2014 driven by a strong net sales increase of 28% and growing trend of consumers looking for healthy food alternatives,” said Julie Smolyansky, CEO of Lifeway Foods, Inc. “Our team has successfully executed on our ongoing initiative to expand our brand recognition which in turn allows us to increase distribution of our nutritious probiotic kefir products. We expect the momentum we have built in the first half of fiscal 2014 to continue for the remainder of the year and are optimistic about our long-term growth opportunities.”

Second Quarter Results
Total consolidated net sales increased 28% or $6.5 million to $29.6 million during the three-month period ended June 30, 2014 from $23.1 million during the same three-month period in 2013. This increase is primarily attributable to increased sales and awareness of the Company’s flagship line, Kefir, as well as ProBugs® Organic Kefir for kids and BioKefir™.

Gross profit for the second quarter of 2014 was $7.5 million compared to $7.6 million in the second quarter of the prior year. The Company's gross profit margin decreased to 25% in the second quarter of 2014 versus 33% in the second quarter of 2013. The decrease was primarily attributable to a 30% increase in the cost of milk, the Company’s largest raw material, compared to the same period last year.

Total operating expenses increased 17% or $0.9 million to $6.0 million during the second quarter of 2014, from $5.1 million during the same period in 2013. This increase was primarily attributable to an increase in selling expenses.

Total operating income decreased $1.0 million to $1.5 million during the second quarter of 2014, from $2.5 million during the same period in 2013.  The decrease in operating income is related to the decrease in gross profit and increased operating expenses.

The Company’s second quarter 2014 effective tax rate was 26% compared to 45% in the same period last year.

Total net income was $1.1 million or $0.07 per diluted share for the three-month period ended June 30, 2014 compared to $1.4 million or $0.09 per diluted share in the same period in 2013.

Six Month Results
Total consolidated net sales increased by $11.2 million, or approximately 24%, to $58.7 million during the six-month period ended June 30, 2014 from $47.5 million during the same six-month period in 2013.

Gross profit for the first six-months of 2014 decreased 9% to $14.6 million, compared to $16.0 million in the same period in the prior year. The Company's gross profit margin was 25% in the first six-months of 2014 compared to 34% in the same period last year.

Total net income was $1.8 million or $0.11 per share for the six-month period ended June 30, 2014 compared to $3.8 million or $0.23 per share in the same period in 2013.

Balance Sheet/Cash Flow Highlights
The Company had $2.9 million in cash and cash equivalents as of June 30, 2014 compared to $4.9 million at June 30, 2013. This decrease is primarily due to the $7.4 million acquisition of the Golden Guernsey dairy plant in the second quarter of 2013. Total stockholder’s equity was $44.7 million as of June 30, 2014, which is an increase of $3.0 million when compared to June 30, 2013.

Net cash provided by operating activities decreased $2.9 million to $2.1 million for the first six months of 2014. This decrease is primarily attributable to the decrease in accounts payable.

Net cash used in investing activities was $2.1 million during the six-months ended June 30, 2014 compared to net cash used in investing activities of $0.8 million during the same period in 2013.

Conference Call
The Company will host a conference call to discuss these results with additional comments and details on Monday, August 11, 2014 at 4:30 p.m. ET. The call will be broadcast live over the Internet hosted at the Investor Relations section of Lifeway Foods’ website at www.lifeway.net, and will be archived online through August 25, 2014. In addition, listeners may dial 877-407-3982 in North America, and international listeners may dial 201-493-6780. Participants from the Company will be Julie Smolyansky, President and Chief Executive Officer, and Edward Smolyansky, Chief Financial Officer and Chief Operating Officer.

About Lifeway Foods
Lifeway Foods, Inc. (Nasdaq: LWAY), recently named one of Fortune Small Business' Fastest Growing Companies for the sixth consecutive year, is America's leading supplier of the cultured dairy products known as kefir and organic kefir. Lifeway Kefir is a dairy beverage that contains 10 exclusive live and active probiotic cultures plus ProBoost™. In addition to its line of Kefir products, the company produces a variety of Frozen Kefir and probiotic cheese products. Lifeway also sells frozen kefir, kefir smoothies and kefir parfaits through its Starfruit™ retail stores.

Find Lifeway Foods, Inc. on Facebook: www.facebook.com/lifewaykefir
Follow Lifeway Foods on Twitter: http://twitter.com/lifeway_kefir
YouTube: http://www.youtube.com/user/lifewaykefir

Forward Looking Statements
This news release contains forward-looking statements. Investors are cautioned that actual results may differ materially from such forward-looking statements. Forward-looking statements involve risks and uncertainties including, but not limited to, competitive pressures and other important factors detailed in the Company's reports filed with the Securities and Exchange Commission.

Contact:

Lifeway Foods, Inc.
Phone: 877.281.3874
Email: info@Lifeway.net
Investor Relations:

ICR

Katie Turner
John Mills 646.277.1228

LIFEWAY FOODS, INC. AND SUBSIDIARIES
Consolidated Statements of Financial Condition
June 30, 2014 and 2013 (Unaudited) and December 31, 2013

	June 30,		December 31,
	2014	2013	2013
ASSETS

Current assets
Cash and cash equivalents	$2,869,638	$4,939,948	$3,306,608
Investments	2,986,329	2,483,673	2,516,380
Certificates of deposits in financial institutions	—	115,373	15,373
Inventories	6,810,541	7,807,150	6,899,008
Accounts receivable, net of allowance for doubtful accounts and discounts ($1,300,000 and $1,350,000 and $1,050,000)	9,538,188	9,911,305	10,444,839
Prepaid expenses and other current assets	13,612	31,797	128,323
Other receivables	56,680	5,400	103,272
Deposits	142,836	580,974	—
Deferred income taxes	293,445	391,139	322,071
Refundable income taxes	1,965,933	28,123	1,014,947
Total current assets	24,677,202	26,294,882	24,750,821

Property and equipment, net	21,494,127	14,718,760	20,824,448

Intangible assets
Goodwill and other non amortizable brand assets	14,068,091	14,068,091	14,068,091
Other intangible assets, net of accumulated amortization of $4,913,397, $4,198,439 and $4,555,559 at June 30, 2014 and 2013 and at December 31, 2013, respectively	3,417,602	4,107,561	3,750,441
Total intangible assets	17,485,693	18,175,652	17,818,532

Other Assets
Long-term accounts receivable, net of current portion	279,921	280,000	280,000
Total assets	$63,936,943	$59,469,294	$63,673,801

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Current maturities of notes payable	$877,062	$545,494	$875,002
Accounts payable	6,471,442	7,166,377	6,723,179
Accrued expenses	899,803	1,094,820	1,284,060
Accrued income taxes	—	1,224,115	—
Total current liabilities	8,248,307	10,030,806	8,882,241

Notes payable	8,555,731	4,726,472	8,999,012

Deferred income taxes	2,395,143	3,018,629	2,843,426
Total liabilities	19,199,181	17,775,907	20,724,679

Stockholders' equity
Common stock, no par value; 40,000,000 shares authorized;
17,273,776 shares issued; 16,346,017 shares outstanding at June 30, 2014; 17,273,776 shares issued; 16,346,017 shares outstanding at June 30, 2013 and 16,346,017 shares outstanding at December 31, 2013	6,509,267	6,509,267	6,509,267
Paid-in-capital	2,032,516	2,032,516	2,032,516
Treasury stock, at cost	(8,187,682)	(8,187,682)	(8,187,682)
Retained earnings	44,341,809	41,366,495	42,587,214
Accumulated other comprehensive income (loss), net of taxes	41,852	(27,209)	7,807
Total stockholders' equity	44,737,762	41,693,387	42,949,122

Total liabilities and stockholders' equity	$63,936,943	$59,469,294	$63,673,801

LIFEWAY FOODS, INC. AND SUBSIDIARIES
Consolidated Statements of Income and Comprehensive Income
For the Three and Six Months Ended June 30, 2014 and 2013 (unaudited)

	(Unaudited)				(Unaudited)
	Three Months Ended				Six Months Ended
	June 30,				June 30,
	2014		2013		2014		2013
Sales	$32,594,048		$25,838,058		$64,655,195		$53,428,680
Less: discounts and allowances	(3,028,637)		(2,760,174)		(5,958,073)		(5,963,765)
Net sales	29,565,411	29,565,411	23,077,884	23,077,884	58,697,122	58,697,122	47,464,915	47,464,915

Cost of goods sold		21,432,624		15,058,461		43,114,535		30,607,446
Depreciation expense		627,878		421,707		1,011,238		815,832

Total cost of goods sold		22,060,502		15,480,168		44,125,773		31,423,278

Gross profit		7,504,909		7,597,716		14,571,349		16,041,637

Selling expenses		3,693,821		2,876,635		7,173,509		5,514,354
General and administrative		2,107,197		2,057,581		4,487,827		3,955,425
Amortization expense		178,919		177,842		357,839		355,683

Total operating expenses		5,979,937		5,112,058		12,019,175		9,825,462

Income from operations		1,524,972		2,485,658		2,552,174		6,216,175

Other income (expense):
Interest and dividend income		35,227		30,622		63,925		45,631
Rental income		1,200		3,389		1,700		6,658
Interest expense		(66,724)		(37,424)		(132,293)		(73,723)
Gain on sale of investments, net reclassified from OCI		57,321		56,944		62,130		121,280
Loss on sale of equipment		(76,484)		—		(76,484)		—
Other Income		1,672		10,229		1,672		10,229
Total other income (expense)		(47,788)		63,760		(79,350)		110,075

Income before provision for income taxes		1,477,184		2,549,418		2,472,824		6,326,250

Provision for income taxes		382,768		1,145,478		718,229		2,556,671

Net income		$1,094,416		$1,403,940		$1,754,595		$3,769,579

Basic and diluted earnings per common share		0.07		0.09		0.11		0.23

Weighted average number of shares outstanding		16,346,017		16,346,017		16,346,017		16,346,017

COMPREHENSIVE INCOME

Net income		$1,094,416		$1,403,940		$1,754,595		$3,769,579

Other comprehensive income
(loss), net of tax:
Unrealized gains (losses) on
investments (net of tax)		63,111		(63,811)		71,155		(12,277)
Less reclassification adjustment
for (gains) losses included in
net income (net of taxes)		(34,393)		(32,174)		(37,110)		(68,523)

Comprehensive income		$1,123,134		$1,307,955		$1,788,640		$3,688,779

LIFEWAY FOODS, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
For the Six Months Ended June 30, 2014 and 2013 (Unaudited)

	(Unaudited)
	June 30,
	2014	2013

Cash flows from operating activities:
Net income	$1,754,595	$3,769,579
Adjustments to reconcile net income to net
cash flows from operating activities:
Depreciation and amortization	1,369,077	1,171,515
Gain on sale of investments, net	(62,130)	(121,280)
Deferred income taxes	(440,285)	(104,133)
Bad Debt Expense	156,049	26,819
Loss on sale of equipment	76,484	—
(Increase) decrease in operating assets:
Accounts receivable	728,281	(1,211,015)
Other receivables	46,591	3,425
Inventories	88,467	(1,867,964)
Refundable income taxes	(950,986)	56,705
Prepaid expenses and other current assets	(28,125)	(515,633)
Increase (decrease) in operating liabilities:
Accounts payable	(1,972,157)	2,909,652
Accrued expenses	1,336,163	(60,857)
Income taxes payable	—	969,804
Net cash provided by operating activities	2,102,024	5,026,617

Cash flows from investing activities:
Purchases of investments	(1,774,734)	(2,573,721)
Proceeds from sale of investments	1,419,362	1,948,839
Redemption of certificates of deposits	15,000	334,627
Purchases of property and equipment	(1,761,401)	(547,819)
Proceeds from sale of equipment	4,000	—
Net cash used in investing activities	(2,097,773)	(838,074)

Cash flows from financing activities:
Dividends paid	—	(1,307,861)
Repayment of notes payable	(441,221)	(226,960)
Net cash used in financing activities	(441,221)	(1,534,821)

Net (decrease) increase in cash and cash equivalents	(436,970)	2,653,722

Cash and cash equivalents at the beginning of the period	3,306,608	2,286,226

Cash and cash equivalents at the end of the period	$2,869,638	$4,939,948